SEC
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Section

FEB 27 2009

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09058522

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III 617-832-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Presidential Way	Woburn	Massachusetts	01801
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERYL LYNNE THIBOUTOT
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 30, 2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level

Independent Auditors' Report

Board of Directors
Chestnut Securities, Inc.

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2008, and the related statements of income, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco, Gulman & Company LLP

February 19, 2009

150 PRESIDENTIAL WAY, SUITE 510 WOBURN, MA 01801 | TEL 781.937.5300 FAX 781.937.5100 | WWW.DGCCPA.COM

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 49,342
Marketable securities	999,900
Prepaid expenses	13,500
Total assets	$ 1,062,742

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,071
Accrued state income taxes	194,900
Total liabilities	195,971
Shareholder's equity:	
Common stock, no par; 1,000 shares authorized; 380 shares issued and outstanding	102
Additional paid-in capital	301,000
Retained earnings	563,126
Accumulated other comprehensive income	2,543
Total shareholder's equity	866,771
Total liabilities and shareholder's equity	$ 1,062,742

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Investment banking fees	$ 6,645,233
Investment income	8,683
Total revenues	6,653,916
Expenses:	
Administrative	198,210
Legal and accounting	34,785
Regulatory fees and other expenses	2,277
Total expenses	235,272
Income before provision for income taxes	6,418,644
Provision for income taxes:	
State income taxes	195,356
Net income	$ 6,223,288

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 6,223,288
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Prepaid expenses	(13,500)
Accounts payable and accrued expenses	(2,944)
Accrued state income taxes	194,900
Total adjustments	178,456
Net cash provided by operating activities	6,401,744
Cash flows from investing activities:	
Purchase of marketable securities	(997,357)
Net cash used in investing activities	(997,357)
Cash flows from financing activities:	
Distributions to shareholder	(5,500,000)
Net cash used in financing activities	(5,500,000)
Net decrease in cash and cash equivalents	(95,613)
Cash and cash equivalents, beginning of year	144,955
Cash and cash equivalents, end of year	$ 49,342

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

		Common Stock					
	Comprehensive Income	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance, January 1, 2008		380	$ 102	$ 301,000	$ (160,162)	$ -	$ 140,940
Comprehensive income:							
Net Income	$ 6,223,288	-	-	-	6,223,288	-	6,223,288
Other comprehensive income: Unrealized gains on marketable securities	2,543	-	-	-	-	2,543	2,543
Total comprehensive income	$ 6,225,831						
Distributions		-	-	-	(5,500,000)	-	(5,500,000)
Balance, December 31, 2008		380	$ 102	$ 301,000	$ 563,126	$ 2,543	$ 866,771

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Chestnut Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulation Authority. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company intends to sell securities, principally for clients of a related organization, Chestnut Partners, Inc., which provides financial consulting services, and general investment banking advice, including acting as a financial advisor for merger and acquisition assignments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash.

The Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government.

Marketable Securities
The Company considers its investment portfolio as “available-for-sale” as defined in SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Securities classified as “available for sale” are carried in the financial statements at fair value. The fair values of investments for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company’s management.

Realized gains and losses on the disposition of securities and declines in value, judged to be other than temporary, are determined using the specific identification method and included in earnings in the statement of income.

Unrealized gains and losses on marketable securities are reported as a separate component of comprehensive income in the statement of changes in shareholder’s equity and as a separate component of shareholder’s equity on the balance sheet. Gains or losses realized on the disposition of marketable securities, which had been reported as unrealized in a prior year, are reflected in other comprehensive income as a reclassification adjustment.

Note 1 - Summary of Significant Accounting Policies (Continued)

Marketable Securities (Continued)

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of investments. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Fair Value of Financial Instruments

The Company adopted Financial Accounting Standards Board Statement ("FASB") Statement No. 157 ("FASB No. 157") effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. FASB No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. FASB No. 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets liabilities:

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability:

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

There was no impact on net income or shareholder's equity for the adoption of FASB No. 157 as presented in the financial statements.

Income Taxes

The Company elected to be treated as an "S" Corporation for income tax purposes and the sole shareholder has consented to include the Company's income or loss in his individual income tax return. Accordingly, no provision for federal income taxes is included in the financial statements. Income taxes are provided for state and local income tax purposes since income taxes are imposed by certain states and localities on S Corporations.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 prescribes a comprehensive model for how a company should measure, recognize, present, and disclose uncertain tax positions in its financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The FSP defers the effective date of FIN 48 for certain nonpublic enterprises, including pass-through entities, to the enterprise's annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 until this time. The Company currently recognizes the effect of uncertain tax positions in the financial statements on an as-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related uncertain tax position is taken or is expected to be taken. Any changes in uncertain tax positions are recorded in the period when the ultimate outcome becomes known.

Note 2 - Marketable Securities and Fair Value Information

Assets measured at fair value on a recurring basis at December 31, 2008 were as follows:

	2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 999,900	$ 999,900	$ -	$ -

The fair value of available-for-sale investments by type of security and classification in the accompanying balance sheet are as follows:

	Cost	Gross Unrealized Gain	Fair Value
Type of security:			
US Treasury Bills maturing March 19, 2009	$ 997,357	$ 2,543	$ 999,900

Unrealized gains on marketable securities consist of:

Net unrealized gains, beginning of year	$ -
Net unrealized gains related to securities available for sale held at year end	2,543
Net unrealized gains at year end	$ 2,543

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500 percent. At December 31, 2008 the Company had net capital of $866,771, which was $861,771 in excess of its net capital required of $5,000.

Note 4 - Related Party Transactions

Administrative Expenses
The Company has an agreement with an entity under common control with the Company (the "Affiliate") whereby the Affiliate has agreed to fund certain administrative expenses of the Company. Under the agreement, which is renewable annually, the Company reimburses the Affiliate for its share of the administrative expenses funded on its behalf. In 2008, the Company reimbursed the Affiliate for administrative expenses incurred in the amount of $162,000.

Note 5 - Supplemental Cash Flow Information

Cash paid for income taxes was $456 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

Net capital	
Total shareholder's equity qualified for net capital	$ 866,771
Deductions and/or charges	-
Net capital	$ 866,771
Aggregate indebtedness	$ 195,971
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	23%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 866,771
Net audit adjustments	-
Net capital per above	$ 866,771

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

EXHIBIT A

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

February 19, 2009

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Table of Contents

Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholder's Equity	7
Notes to Financial Statements	8 - 11
Supplementary Information:	
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Exhibit A Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5	14 - 15